ISSUED ON BEHALF OF REED ELSEVIER PLC

11 February 2014

TOTAL VOTING RIGHTS

As at 11 February 2014, Reed Elsevier PLC’s capital consists of 1,267,425,320 ordinary shares of 14 51/116 pence each. Reed Elsevier PLC holds 104,752,994 ordinary shares in Treasury.

Therefore, the total number of voting rights in Reed Elsevier PLC is 1,162,672,326 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in Reed Elsevier PLC under the FCA’s Disclosure and Transparency Rules.